Global Innovative Systems Inc.

16/F., Hang Seng Mongkok Building

677 Nathan Road, Mongkok

Kowloon, Hong Kong

December 11, 2006

VIA COURIER AND EDGAR

Securities and Exchange Commission

100 F Street North East

Washington, DC 20549

USA

Attention: Dave Walz

Dear Sir:

Re: Global Innovative Systems Inc. Item 4.01 Form 8-K/A filed December 1, 2006 File number 0-30299

Thank you for your letter of December 5, 2006 with respect to Item 4.01 of Form 8-K/A filed on December 1, 2006 by Global Innovative Systems Inc. (the “Company”). Our responses are numbered in a manner that corresponds with your comments as set out in your letter of December 5, 2006.

Item 4.01 Form 8-K/A

1.                       Please amend your Form 8-K/A to state whether the decision to dismiss your auditors was recommended or approved by your board of directors, as required by Item 304(a)(1)(iii) of Regulation S-K.

The Company disclosed in the Form 8-K/A that it appointed GC Alliance Limited, Certified Public Accountants, as principal independent auditor and dismissed BDO McCabe Lo Limited, Certified Public Accountants, on November 25, 2006. The Company confirms that the appointment and corresponding dismissal was approved by the board of directors on November 25, 2006.

Following the filing of the Form 8-K/A, however, the Company was informed by Schwartz Levitsky Feldman LLP that GC Alliance is actually an associated firm of Schwartz Levitsky Feldman LLP, which firm the Company originally intended to appoint as its principal independent accountant and which firm is required to sign-off on all audit reports issuable to the Company. GC Alliance Limited is a Hong Kong based accounting firm and Schwartz Levitsky Feldman LLP is a Toronto, Canada based accounting firm.

As the appointment of GC Alliance was made in error, and as the Company intended to appoint Schwartz Levitsky Feldman LLP, the Company takes the position that the appointment of GC Alliance was not effective. As a result, the Company is not required to file an additional Form 8-K to disclose a change of auditor from GC Alliance to Schwartz Levitsky Feldman LLP. The Company has, however, filed an amendment to the Form 8-K/A to disclose the dismissal of BDO McCabe Lo Limited on December 5, 2006 and the appointment of Schwartz Levitsky Feldman LLP on December 8, 2006. The appointment of Schwartz Levitsky Feldman LLP was approved by the board of directors of the Company on November 25, 2006, which board approval gave explicit reference to the error of appointing GC Alliance.

2.                       Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

As requested, the Form 8-K/A includes an updated letter from the Company’s former auditor dated December 11, 2006 as an exhibit.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have with respect to our response.

Yours truly,

Per: /s/ Bondy Tan

Name: Bondy Tan

Title: President and Chief Executive Officer,

Global Innovative Systems Inc.